UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                     FORM 4


1. Name and Address of Reporting Person: Yankee Companies, Inc. 902 Clint Moore Road Suite 136; Boca Raton, Florida 33487


2.     Issuer Name and Ticker or Trading Symbol   Colmena Corp


3.     IRS or Social Security Number of Reporting Person (Voluntary)
          59-3532520


4.     Statement for Month/Year   April 1999


5.     If Amendment, Date of Original (Month/Year)


6.     Relationship of Reporting Person(s) to Issuer (Check all applicable)
          Director
          Officer (give title below)
     X    10% Owner
          Other (specify below)
     -----------------------------

7.     Individual or Joint/Group Filing
      X   Form filed by One Reporting Person
          Form filed by More than One Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.     Title of Security           Common Stock

2.     Transaction Date (month/day/year)           April 14, 1999

3.     Transaction Code                 P

4.     Securities Acquired (A) or Disposed of (D)
          Amount     2,000,000     A           Price 0.005

5.     Amount of Securities Beneficially Owned at End of Month   4,000,000

6.     Ownership Form:  Direct (D) or Indirect (I)         Direct

7.     Nature of Indirect Beneficial Ownership        Not Applicable

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.     Title of Derivative Security


2.     Conversion or Exercise Price of Derivative Security


3.     Transaction Date


4.     Transaction Code


5.     Number of Derivative Securities Acquired (A) or Disposed of (D)


6.     Date Exercisable and Expiration Date (Month/Day/Year)


7.     Title and Amount of Underlying Securities


8.     Price of Derivative Security


9. Number of derivative Securities Beneficially Owned at End of Month.


10.     Ownership Form of Derivative Security Direct (D) or Indirect (I)


11.     Nature of Indirect Beneficial Ownership

Explanation of Response:


Signature: /s/ Leonard M. Tucker /s/              Date: April 16, 1999
           Leonard M. Tucker, President

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